Exhibit 99.384

Nextech AR Appoints Jeff Dawley To Its Board Of Directors

And As Chair Of The Audit Committee

VANCOUVER, B.C., Canada – November 23, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is pleased to announce that it has appointed Jeff Dawley to the Company’s Board of Directors and as the Chair of the Audit Committee.

Mr. Dawley holds a Chartered Professional Accountant designation from Ontario, Canada, a Certified Public Accountant and Certified Information Technology Professional designation from Illinois, USA and a Chartered Global Management Accountant designation, recognized in the UK and USA.

Jeff Dawley commented on his appointment, “I’m looking forward to joining Nextech AR during such an exciting time of growth for the Company and the augmented reality industry as a whole. With decades of experience in financial services, compliance and cybersecurity, I will help guide the company while it continues to execute on its long-term initiative.”

Evan Gappelberg, CEO of Nextech AR commented, “We are pleased to have Jeff as the Chair of the Audit Committee for Nextech, and to utilize his extensive technology experience and financial background to fuel the ongoing growth of our company. Our Company is in a transformative period of growth as we push towards the Metaverse, and his experience in particular with start-ups like ourselves, will assist us in reaching our ultimate vision. On behalf of Nextech, I would like to welcome him to the team and the Company looks forward to his leadership.”

About Jeff Dawley:

In 2018, Jeff co-founded Cybersecurity Compliance Corp. to address a communication gap in the cybersecurity space. The Cybersecurity Pulse™ solution provides board members and non-IT executives with a complete view of their cybersecurity environment, while equipping IT professionals with a framework-based assessment and roadmap for future improvements.

Before devoting his career to helping SMEs better understand their cybersecurity environment Jeff worked in finance and technology across a broad spectrum of Canadian and international organizations. Over 25 years Jeff has benefited from exploring many industries including financial services, mining, information processing, manufacturing and professional services. His career has seen him operate as a CFO for 10 years with both publicly listed and private companies, as well as 5 years as a CTO/CIO, responsible for all aspects of information management and technology.

Jeff was honored with the award of Business Person of the Year 2020 by the Whitby Chamber of Commerce, and Cybersecurity Educator of the Year – North America 2020 by the Cybersecurity Excellence Awards.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.
Evan Gappelberg
CEO and Director
info@nextechar.com
866-274-8493

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.